EXHIBIT 99.19
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                   ADVANTAGE ENERGY INCOME FUND - NEWS RELEASE

                                  MAY 13, 2005
            ADVANTAGE ANNOUNCES DISTRIBUTION OF CDN$0.25 PER UNIT AND
                     THE ADJUSTED EXCHANGEABLE SHARES RATIO

                                  (TSX: AVN.UN)

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CALGARY, ALBERTA - May 13, 2005 - Advantage Energy Income Fund ("Advantage" or
the "Fund") announces that the cash distribution for the month of May will be $0.25 per Unit. The level of cash distribution payments are determined quarterly based upon guidelines established by the Fund's Board of Directors. The guideline states that the Fund will target a payout ratio of approximately 90% of total fund from operations. The 10.7% reduction in the distribution rate is primarily the result of weaker than anticipated natural gas prices received by the Fund in the first quarter of 2005. The revised distribution level represents an annualized yield of 16.5% based on the May 12th closing price of $18.17 per Unit.

Based upon current forward market commodity prices, this level of cash distribution would be maintained as follows:

   Record            Ex-distribution            Payment         Distribution
    Date                  Date                   Date             per Unit
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   May 31                May 27                 June 15             $0.25
   June 30               June 28                July 15             $0.25 (*)
   July 29               July 27               August 15            $0.25 (*)

(*) Based on the Fund's anticipated commodity prices and production levels, the above reflects distributions expected to be paid; however, distributions are subject to change based upon actual conditions.


The distribution will be payable on June 15, 2005 to Unitholders of record at the close of business on May 31, 2005. The ex-distribution date is May 27, 2005. The cash distribution is based on approximately 57.3 million Units currently outstanding.

Advantage also announces an increase to the Exchange Ratio of the Exchangeable Shares of Advantage Oil & Gas Ltd. ("AOG") from 1.05275 to 1.06790. This increase will be effective on May 16, 2005. There are currently 157,695 Exchangeable Shares outstanding. The Exchangeable Shares are not publicly traded. However, holders of AOG Exchangeable Shares can exchange all or a portion of their holdings at any time by giving notice to their investment advisor or AOG's transfer agent, Computershare Trust Company of Canada at 600, 530 - 8th Avenue SW, Calgary, Alberta, T2P 3S8 (Telephone: 403-267-6800) or 100 University Avenue, 11th Floor, Toronto, Ontario, M5J 2Y1 (Telephone:
416-263-9200).

For further information please contact:

                 Mr. Gary F. Bourgeois, VP Corporate Development
                              Phone: (416) 945-6636
                            TOLL FREE: 1-866-393-0393

                          ADVANTAGE ENERGY INCOME FUND
                            3100, 150 - 6th Avenue SW
                            Calgary, Alberta T2P 3Y7
                              Phone: (403) 261-8810
                               Fax: (403) 262-0723
                        Web Site: www.advantageincome.com
                      E-mail: advantage@advantageincome.com


The information in this news release may contain certain forward-looking statements that involve substantial known and unknown risks and uncertainties, certain of which are beyond Advantage's control, including: the impact of general economic conditions, industry conditions, changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced, increased competition, fluctuations in commodity prices and foreign exchange and interest rates, stock market volatility and obtaining required approvals of regulatory authorities. Advantage's actual results, performance or achievement could differ materially from those expressed in, or implied by, such forward-looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur or, if any of them do, what benefits that Advantage will derive from them.